Exhibit 99.1

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

INTERIM CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

(IN U.S. DOLLARS)

	September 30,	March 31,
	2022	2022
ASSETS
CURRENT ASSETS
Cash	$222,073	$741,868
Short-term investments	51,072	56,021
Accounts receivable, net	23,419	1,653
Prepaid and other receivable	312,550	179,647
Due from related parties	301,160	432,676
Loan receivable - current	–	131,036
Total current assets	910,274	1,542,901

Restricted cash – non-current	638,624	67,821
Property, plant and equipment, net	89,299,162	23,240,470
Right of use assets	778,231	958,477
Intangible assets, net	986,470	1,082,061
Acquisition deposits	410,000	7,364,241
Goodwill	939,372	1,030,399
Deferred offering cost	–	940,214
TOTAL ASSETS	$93,962,133	$36,226,584

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Accounts payable	$327,250	$278,544
Accrued liabilities	2,599,661	1,465,318
Other tax payable	507,867	1,435,045
Due to related parties	10,573,269	7,219,022
Deferred revenue	496,937	532,520
Lease liability - current	194,516	211,600
Bank loans - current	629,512	542,264
Convertible notes	1,140,063	–
Derivative liability - current	443,208	–
Income tax payable	1,594,912	1,598,153
Total current liabilities	18,507,195	13,282,466

Deferred tax liabilities	222,227	243,762
Lease liability, non-current	583,715	746,877
Bank loans, non-current	59,886,557	18,278,316
Derivative liability, non-current	1,314,333	–
TOTAL LIABILITIES	80,514,027	32,551,421

Commitments

EQUITY
Common shares, no par value, unlimited shares authorized, 39,250,000 and 35,000,000 issued and outstanding as of September 30, 2022 and March 31, 2022, respectively*	–	–
Additional paid-in capital	14,427,877	665,985
(Deficits) retained earnings	(133,266)	2,587,747
Accumulated other comprehensive (loss) income	(940,114)	185,179
Total shareholders’ equity attributable to the Company	13,354,497	3,438,911

Noncontrolling interest	93,609	236,252
Total shareholders’ equity	13,448,106	3,675,163

TOTAL LIABILITIES AND EQUITY	$93,962,133	$36,226,584

*	Retroactively restated for effect of recapitalization

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VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

INTERIM CONSOLIDATED STATEMENTS OF INCOME

(UNAUDITED)

AND COMPREHENSIVE INCOME

(IN U.S. DOLLARS)

	For the Six Months Ended September 30,
	2022	2021

Revenue – rent	$1,339,546	$1,169,842
Revenue – tuition	524,944	360,124
Revenue – construction	–	6,378
Revenue – sales of land	–	1,702,280
Total Revenues	1,864,490	3,238,624

Cost of revenue – rent	675,438	564,596
Cost of revenue – tuition	155,729	181,592
Cost of revenue – sales of land	–	739,376
Total cost of revenues	831,167	1,485,564

Gross Profit	1,033,323	1,753,060

Operating expenses:
General and administrative expenses	661,418	141,698
Professional fees	310,603	265,749
Salaries	807,334	470,589
Total operating expenses	1,779,355	878,036

(Loss) income from operations	(746,032)	875,024

Other (expense) income
Interest expense	(506,036)	(416,003)
Government subsidies	84,258	440,984
Loss on derivative liabilities valuation	(1,536,419)	–
Other income	28,155	–
Total other (expense) income, net	(1,930,042)	24,981

(Loss) income before income taxes	(2,676,074)	900,005
Provision for income taxes - current	(99,169)	(261,657)
Net (loss) income	(2,775,243)	638,348
Less: net loss (income) attributable to noncontrolling interest	54,230	(46,457)
Net (loss) income attributable to Visionary Education Technology Holdings Group	(2,721,013)	591,891

Other comprehensive (loss) income:
Foreign currency translation loss	(1,145,693)	(61,280)
Comprehensive (loss) income	(3,920,936)	577,068
Less: comprehensive loss (income) attributable to noncontrolling interest	74,630	(43,446)
Comprehensive (loss) income attributable to Visionary Education Technology Holdings Group	$(3,846,306)	$533,622

(Loss)Earnings Per share
Basic and diluted	$(0.07)	$0.02

Weighted Average Shares Outstanding*
Basic and diluted	38,112,022	35,000,000

*	Retroactively restated for effect of recapitalization

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